FOR IMMEDIATE RELEASE	April 4, 2016

Interwell Tracer Project Formal Approval Received

Toronto, New York, April 4, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that formal approval to begin work on the field deployment phase has been received. A manufacturing partner has been selected by Micromem to begin working with the Company on production of Interwell Tracer field evaluation units that will be delivered to the American oil company partner (the “Partner”). An initial deposit of $200,000 US will be provided by the Partner to fund the preliminary work. The work being done includes planning for a multi-phase, multi-year roll out. Details of roll out schedules and final volumes will be released as they are available.

Steven Van Fleet says: “With 8,000-10,000 of these interwell tracer studies currently done each year the market opportunities not just for the field unit deployment but for cloud based data gathering and analysis will create a new base for efficiency and information turnaround.”

Joseph Fuda says: “In light of the many recent oil company cutbacks, Micromem is very pleased that this project has been green lighted to proceed. It demonstrates the value that this technology provides to our partner and to the industry as a whole. This technology is unique and will provide not just our partner but the oil industry a 21st century smart system that will enhance well efficiency and operations bringing the internet of things into a new market space.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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